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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2001

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                        Commission file number: 33-60032

                    Merfin Systems 401(k) Profit Sharing Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

        Internal Revenue Service-- Employer Identification No. 62-1518973

                             June 30, 2001 and 2000


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


                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2001 and 2000

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Assets

Investments at fair value --                           2001            2000
                                                   -----------------------------
  ML Small Capital Value Fund                            $20,306      $ 12,007
  ML S & P 500 Index Fund                                 43,075        54,115
  ML Retirement Reserves Money Fund                       73,141        31,714
  ML Short Term U.S. Government Bond Fund                  4,518         2,713
  ML Global Value Fund                                     7,540        10,852
  ML Balanced Capital Fund                                28,683        28,119
  ML Basic Value Fund                                     18,413        14,175
  Davis NY Venture Fund                                   66,435        53,101
  ML Corporate Bond Fund                                     340             1
  Alger Capital Appreciation                               8,913           201
  Munder Netnet Fund                                       7,984         1,625
  Federated International Equity Fund                      4,565           890
  Common Stock of Buckeye Technologies Inc.               54,061        41,363
  Accrued Income                                              30             6
                                                    ----------------------------

Net assets available for benefits                       $338,004     $ 250,882
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                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2001 and 2000




                                                                                      2001            2000
                                                                                 ----------------------------
Additions to net assets attributed to:
      Investment income
         Net appreciation (depreciation) in fair value of investments             $  (38,638)       $ 13,838
         Interest and dividends                                                       18,290           7,312
                                                                                -----------------------------
                                                                                     (20,348)         21,150

      Employee contributions                                                         100,336          70,960
      Employer contributions                                                          40,026          30,682
                                                                                -----------------------------

         Total additions                                                             120,014         122,792

Deductions from net assets attributed to:
       Benefits paid to participants                                                  32,892          19,350
       Administrative expenses                                                             0               0
                                                                                -----------------------------

         Total deductions                                                             32,892          19,350
                                                                                -----------------------------

Net increase in net assets                                                            87,122         103,442

Net assets available for benefits

        Beginning of year                                                            250,882         147,440
                                                                                -----------------------------

         End of year                                                                $338,004       $ 250,882
                                                                                =============================



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERFIN SYSTEMS 401(k) PROFIT SHARING PLAN



By: /S/ GAYLE L. POWELSON
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Gayle L. Powelson, Senior Vice President, Chief Financial Officer

Date: December 27, 2001